UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-28226

POST APARTMENT HOMES, L.P. (Mid-America Apartments, L.P. as successor by merger to Post Apartment Homes, L.P.)

(Exact name of registrant as specified in its charter)

c/o Mid-America Apartment Communities, Inc. 6584 Poplar Avenue Memphis, Tennessee 38138 Telephone number: (901) 682-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.375% Notes due 2022 4.75% Notes due 2017

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

3.375% Notes due 2022	None*

4.75% Notes due 2017	None*

* Post Apartment Homes, L.P. merged with and into Mid-America Apartments, L.P. on December 1, 2016, at which time the separate existence of Post Apartment Homes, L.P. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Mid-America Apartments, L.P., as successor by merger to Post Apartment Homes, L.P., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 14, 2016	MID-AMERICA APARTMENTS, L.P. as successor by merger to Post Apartment Homes, L.P. By: Mid-America Apartment Communities, Inc., its general partner

	By:	/s/ Albert M. Campbell, III
	Name:	Albert M. Campbell, III
	Title:	Executive Vice President and Chief Financial Officer